EXHIBIT (A)(46)















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                              AN IMPORTANT MESSAGE
                                       TO
                AMERICAN DEPOSITARY SHAREHOLDERS OF ENDESA-CHILE

As you are aware, the Board of Directors of Endesa-Chile has called an extraordinary shareholders' meeting to vote on two amendments to the bylaws of Endesa-Chile. These amendments are as follows:

1. Increase the individual shareholder limitation from the current level of 26% to 65%, and

2. Increase the voting rights any individual shareholder may vote corresponding to that shareholder's amount of shares from the current level of 26% to 65%.

Duke Energy strongly believes that a vote in favor of these amendments will immediately increase the value to current shareholders by allowing any third party to tender for a controlling position in Endesa-Chile. Institutional Shareholder Services (ISS) agrees with this assessment and has issued an opinion that a vote in favor is in the best interests of the shareholders of Endesa.

Duke Energy reminds shareholders that this vote could be the last time that a vote of this nature will take place at Endesa-Chile. On 30 March, Enersis shareholders increased the shareholder limitation which now allows Endesa-Spain to complete its tender offer which would increase its equity position in Enersis from 32% to 64%. Enersis currently has a 25.3% position in Endesa-Chile. Endesa-Spain has announced its intention to vote in favor of the proposed amendments to the bylaws of Endesa-Chile at THIS meeting, but has publicly stated its intention not to tender any of Enersis' shares in Endesa-Chile. Thus, failure to vote or a vote against the proposed amendments may result in Endesa-Spain consolidating its influence over Endesa-Chile as its largest shareholder through its tender for Enersis without any attendant increase in value for the remaining shareholders of Endesa-Chile.

Duke Energy reminds shareholders that 1.5% of the TOTAL ENERSIS ADS's were not submitted in time to be counted in the first Enersis vote. While we do not expect the same technical problems to occur with the Endesa-Chile ADS receiving agent, we urge all ADS holders to vote in time to allow the agent to properly complete its obligations. In order for your vote to be counted at the upcoming Endesa-Chile shareholders' meeting, you should ensure that you have given directions to your broker or bank on or before Monday, April 5, 1999. Remember, you may vote by Internet or telephone by following the instructions previously sent to you. If you require new instructions, please contact Innisfree M&A Incorporated.

Duke Energy believes that its tender offer for 51% of Endesa-Chile is fair and equitable to all current shareholders of Endesa-Chile. The market price of Endesa-Chile shares has increased 54% since announcement. However, this tender offer is contingent upon the adoption of the proposed bylaw amendments to be voted on 8 April.

We urge you to vote in favor of the proposed bylaw amendments and thereby ensure that the increased value of your shares is not temporary. Please remember that a failure to vote in a timely manner is equal to a vote against the bylaw amendments and is not constructive to shareholder value.



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For clarifications, questions or comments, please immediately contact Innisfree
M&A Incorporated at (888) 750-4834 (toll free) or 1 (212) 750-5833
(international collect).



Sincerely,



Bruce A. Williamson
President & CEO















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